中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the "Company") has published the "Announcement on the Unusual Price Movements of the Shares of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

The Board of Directors of
China Southern Airlines Company Limited

18 April 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Stock short name:CSA **Stock Code: 600029** **Announcement No.:Lin 2008-9**

Announcement on the Unusual Price Movements of the Shares of China Southern Airlines Company Limited

All members of the board (the "Board") of directors (the "Directors") confirm the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

For the three consecutive trading days of 16 April, 17 April and 18 April 2008, the closing price of the shares of the Company has recorded an accumulated decline that exceeds the decline of Shanghai Stock Index by more than 20%.

After making enquiries with the controlling shareholders and management of the Company, the Company confirms that there is no material disclosable price-sensitive information which has not been disclosed, and there will be no material asset reorganization, acquisition or issue of shares involving the Group or the Company in the coming three months (other than the proposal of the bonus shares issue by conversion of capital reserve as approved and announced by the Board on 18 April 2008).

The Board confirms that there are no matters which are disclosable by the Company pursuant to relevant regulations but have not been disclosed or any information relating to any plans, negotiations, intentions, agreements that may exert significant influence on the trading price of the shares and derivative products of the Company.

China Securities Journal, Shanghai Securities News and the website of Shanghai Stock Exchange (www.sse.com.cn) are the designated press for information disclosure by the Company. Investors are advised to exercise caution when dealing in the shares of the Company.

The Board of Directors of
China Southern Airlines Company Limited

18 April 2008